Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

On August 23, 2004, Blockbuster Inc. (“Blockbuster”) sent the following letter, dated August 20, 2004,

to participants in its 401(k) plan.

August 20, 2004

Dear Blockbuster 401(k) Participant:

Blockbuster announced today that it will pay a special cash dividend of $5 per share to all those who are Blockbuster stockholders as of close of business on Aug. 27, 2004. This special dividend will be paid on Sept. 3, 2004.

This is important news for Blockbuster stockholders, including participants in the Blockbuster Inc. Investment Plan (“401(k)”) because you have an investment decision to make.

For every share of stock you have allocated to the Blockbuster Stock Fund as of close of business on Aug. 27, 2004, you will receive $5. This money will be deposited into your 401(k) account and will be invested in the Putnam Stable Value Fund. You may, however, reallocate the dividend from this fund to any of the other investment funds in the 401(k).

By Sept. 9, 2004, your Putnam account will reflect the special dividend credited to your account. You can log on to www.ibenefitcenter.com or call the 401(k) phone number at 1-800-216-4717:

•	to view or obtain a copy of your most recent 401(k) account statement,

•	to learn more about the Putnam Stable Value Fund or any of the other investment funds in the 401(k) plan,

•	to reallocate the dividend to other investment funds, or

•	to speak to a Putnam representative about the special dividend and its impact on your 401(k) account.

If you have questions about how the dividend will impact your personal financial situation, please consult your personal financial advisor for advice.

Sincerely,

John Antioco

Chairman and CEO

Blockbuster Inc. • Renaissance Tower • 1201 Elm Street • Dallas, Texas 75270-2101 • Phone: (214) 854-3000